Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Marc Briggs
                VP, Public & Investor Relations   SVP, Chief Financial Officer
                (702) 242-7156   (702) 242-7112

SIERRA REPORTS 2ND QUARTER 2007 EARNINGS
2007 Earnings Guidance Raised to $1.80 to $1.86

LAS VEGAS, July 30, 2007 – Sierra Health Services, Inc. (NYSE:SIE) reported today that net income for the quarter ended June 30, 2007 was $39.4 million or $0.67 per diluted share, compared to $33.5 million or $0.54 per diluted share for the same period in 2006, an earnings per share increase of 24%. The earnings for the quarter included the benefit of positive prior period reserve development, a positive retroactive rate adjustment on the Company's Medicare Advantage product offering and higher than projected earnings from its Medicare Prescription Drug (PDP) basic product. The combination of these three items represents approximately $15.4 million in pre-tax earnings. These positive items were partially offset by a $6.5 million pre-tax adjustment to the premium deficiency reserve established in the first quarter on the Company's enhanced benefits PDP product.

Revenues for the quarter were $482.0 million, a 14% increase over the $424.4 million for the same period in 2006. Medical premium revenues were $457.2 million, an increase of 14% over the $400.7 million for the same period in 2006. Medical premium revenues for the current quarter include $41.5 million for Sierra's basic PDP product, compared to $49.7 million in 2006. Premium revenues for the quarter also include $31.0 million for the Company's enhanced PDP product, which was not offered in 2006. Revenues from professional fees for the quarter were $14.4 million, compared to $12.9 million for the same period in 2006, an increase of 12%. Investment and other revenues for the quarter were $10.4 million, a decrease of 4% from the $10.9 million for the same period in 2006.

Excluding the impact of both PDP products, Sierra's medical care ratio for the quarter was 75.5%, a decrease of 220 basis points sequentially and 140 basis points from the second quarter of 2006. Sierra's consolidated medical care ratio was 76.8%, compared to 77.8% for the same period in 2006 and 90.2% sequentially. The positive prior period reserve development and Medicare Advantage retroactive rate adjustment, totaling approximately $10.4 million, significantly impacted this ratio in the quarter. In the first quarter of 2007, the consolidated medical care ratio included the impact of the premium deficiency reserve for the enhanced PDP product, as well as the effect of seasonality in the expenses related to both the enhanced and basic PDP products.

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Sierra's medical claims payable balance was $191.8 million at June 30, 2007, compared to $219.2 million at March 31, 2007. The decrease from March 31, 2007 is primarily related to balances associated with the PDP along with positive prior period reserve development. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period, were 48 days for the second quarter of 2007, compared to 42 days for the second quarter of 2006 and 45 days sequentially. Excluding both PDP products, days in claims payable were 49 days for the second quarter of 2007, compared to 45 days for the same period in 2006 and 50 days sequentially.

For the quarter, general and administrative expenses, as a percentage of premium revenue, increased 40 basis points to 13.0% from 12.6% for the same period in 2006. The general and administrative expenses for the quarter include $6.5 million recorded as an additional premium deficiency reserve on the enhanced PDP product. General and administrative expenses also include $2.3 million in merger related expenses.

Cash flow from operations for the six months ended June 30, 2007 was $109.5 million, which includes seven months of payments from the Centers for Medicare and Medicaid Services (CMS). Adjusted for the timing of payments from CMS, cash flow from operations for the six month period was $11.8 million. Cash flow from operations was $24.3 million for the quarter, compared to $10.5 million for the same period in 2006. The increase in cash flow from operations for the second quarter was primarily due to an increase in cash flows from our PDP products during the quarter compared to the same period in 2006.

No share repurchases were made during the quarter. The Company has halted its share repurchase program pending the merger with UnitedHealth Group.

In the second quarter of 2007, Sierra's core combined commercial membership grew by 2% or 4,800 lives. For the first six months of the year, the Company grew 1,600 combined HMO and PPO commercial lives, despite the loss of 11,000 lives in January 2007, as previously reported. For the quarter, combined Medicare Advantage membership was flat. For the first six months of the year, Medicare Advantage HMO membership decreased by 100 lives, which was offset by growth in PPO membership of 500 lives and Private Fee-for-Service membership of 900 lives.

"While a number of uncommon items are impacting our earnings, Sierra's core operations continue to perform well," said Anthony M. Marlon, M.D. "Revenue growth is within our targets and, despite the loss of three accounts at the beginning of the year, commercial HMO membership is solid. Additionally, the Company continues to work through the state and federal regulatory processes required to close our proposed merger with UnitedHealth Group. I believe we are on track for an expected close in the fourth quarter of this year."

Sierra had previously announced it had expected to earn between $1.76 and $1.86 per share for the year 2007. The Company now expects to earn between $1.80 and $1.86 per share for the year 2007. This revised guidance continues to include the recorded losses on the Company's enhanced PDP product offering along with costs associated with its pending merger with UnitedHealth Group.

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Sierra will host a conference call with investors, analysts and the general public on Tuesday, July 31, 2007 at noon (Eastern Time). Interested parties can access the call by dialing 888-988-9162 (using the passcode: EARNINGS). Listeners may also access the conference call free over the Internet by visiting the investors page of Sierra's website at www.sierrahealth.com.

Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations, prescription drug plans and multi-specialty medical groups. Sierra's subsidiaries serve over 860,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

 Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including the Medicare Advantage program, the Medicare Prescription Drug Plan and any potential reconciliation issues, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs, changes in provider contracts and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) the effects of the termination of the HCA contract; 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation; and 8) receipt of certain regulatory approvals and the satisfaction or waiver of other conditions pertaining to the proposed merger with UnitedHealth Group. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

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SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Earnings Report
(In thousands, except per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2007	2006	2007	2006
Medical premiums	$	457,246 $	400,664 $	925,320 $	815,108
Professional fees		14,394	12,882	29,036	25,797
Investment and other revenues		10,407	10,892	22,328	21,781
Total revenues		482,047	424,438	976,684	862,686
Medical expenses		362,211	321,545	797,522	658,064
Medical care ratio		76.8%	77.8%	83.6%	78.3%
(Medical expenses/premiums and professional fees)					
General and administrative expenses		59,528	50,422	118,720	101,761
Operating income		60,308	52,471	60,442	102,861
Interest expense		(1,037)	(1,002)	(2,992)	(1,778)
Other income (expense), net		844	9	1,494	(24)
Income before income taxes		60,115	51,478	58,944	101,059
Provision for income taxes		(20,755)	(17,944)	(20,823)	(34,854)
Net income	$	39,360 $	33,534 $	38,121 $	66,205
Net income per common share	$	0.70 $	0.60 $	0.68 $	1.16
Net income per common share assuming dilution	$	0.67 $	0.54 $	0.65 $	1.05
Weighted average common shares outstanding		56,009	56,074	55,713	56,896
Weighted average common shares outstanding assuming dilution		58,937	62,597	58,954	63,525

PERIOD END MEMBERSHIP

	Number Of Members At June 30,	
	2007	2006
HMO:		
Commercial	278,200	265,600
Medicare	56,500	56,900
Medicaid	58,200	56,700
Commercial PPO and HSA	36,100	29,800
Medicare PPO and PFFS	3,300	1,300
Medicare Part D-Basic	155,300	180,300
Medicare Part D-Enhanced	44,300	—
Medicare supplement	12,700	14,000
Administrative services	221,200	219,700
Total membership	865,800	824,300

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

		June 30, 2007		December 31, 2006
ASSETS				
Current assets:				
Cash and cash equivalents	$	143,478	$	58,918
Investments		288,398		323,846
Accounts receivable		31,510		21,308
Current portion of deferred tax asset		45,968		29,861
Prepaid expenses and other current assets		101,291		110,020
Total current assets		610,645		543,953
Property and equipment, net		64,947		71,893
Restricted cash and investments		17,403		19,428
Goodwill		14,782		14,782
Deferred tax asset (less current portion)		26,590		18,656
Note receivable		47,000		47,000
Other assets		92,258		93,700
Total assets	$	873,625	$	809,412
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accrued and other current liabilities	$	78,450	$	99,314
Trade accounts payable		1,670		1,552
Accrued payroll and taxes		28,580		25,925
Medical claims payable		191,788		222,895
Premium deficiency reserve		39,294		1,076
Unearned premium revenue		121,934		52,075
Current portion of long-term debt		3,558		116
Total current liabilities		465,274		402,953
Long-term debt (less current portion)		55,505		118,734
Other liabilities		91,703		71,007
Total liabilities		612,482		592,694
Commitments and contingencies				
Stockholders' equity:				
Common stock		368		354
Treasury stock		(615,755)		(600,539)
Additional paid-in capital		466,771		436,643
Accumulated other comprehensive loss		(9,530)		(8,635)
Retained earnings		419,289		388,895
Total stockholders' equity		261,143		216,718
Total liabilities and stockholders' equity	$	873,625	$	809,412

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,	
	2007	**2006**
Cash flows from operating activities:		
Net income	$ 38,121	$ 66,205
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	7,976	8,239
Excess tax benefits from share-based payment arrangements	(4,233)	(10,260)
Other adjustments	5,336	4,393
Other current assets	1,838	(34,485)
Deferred tax assets	(23,299)	(3,217)
Medical claims payable	(31,107)	12,097
Other current liabilities	(7,809)	35,608
Unearned premium revenue	69,859	65,090
Premium deficiency	38,217	—
Changes in other assets and liabilities	14,617	(3,573)
Net cash provided by operating activities	109,516	140,097
Cash flows from investing activities:		
Capital expenditures, net of dispositions	(120)	(8,179)
Purchase of investments, net of proceeds	27,789	(36,268)
Net cash provided by (used for) investing activities	27,669	(44,447)
Cash flows from financing activities:		
Payments on debt and capital leases	(40,078)	(53)
Proceeds from other long-term debt	—	20,000
Purchase of treasury stock	(21,081)	(127,780)
Excess tax benefits from share-based payment arrangements	4,233	10,260
Exercise of stock in connection with stock plans	4,301	10,719
Net cash used for financing activities	(52,625)	(86,854)
Net increase in cash and cash equivalents	84,560	8,796
Cash and cash equivalents at beginning of period	58,918	88,059
Cash and cash equivalents at end of period	$ 143,478	$ 96,855

Reconciliation of Non-GAAP Financial Measures

Medical Care Ratio

In this press release, the Company presented its medical care ratio, excluding the effects of the Medicare Part D prescription drug program (PDP). This is a non-GAAP financial measure. The Company believes that reflecting the ratio excluding the effects of the PDP provides a more comparable measure of its medical care ratio from period to period and to its historical results. The following is a reconciliation to the most directly comparable GAAP financial measure:

	Three Months Ended June 30, 2007		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
	(In thousands)		
Medical premiums	$ 384,789	$ 72,457	$ 457,246
Professional fees	14,394	—	14,394
Total medical premiums and professional fees	399,183	72,457	471,640
Medical expenses...	301,363	60,848	362,211
Medical care ratio (medical expenses/premiums and professional fees)....................	75.5 %	84.0 %	76.8 %

	Three Months Ended June 30, 2006		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
	(In thousands)		
Medical premiums	$ 351,013	$ 49,651	$ 400,664
Professional fees	12,882	—	12,882
Total medical premiums and professional fees	363,895	49,651	413,546
Medical expenses...	279,911	41,634	321,545
Medical care ratio (medical expenses/premiums and professional fees)....................	76.9 %	83.9 %	77.8 %

	Six Months Ended June 30, 2007		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
	(In thousands)		
Medical premiums	$ 767,539	$ 157,781	$ 925,320
Professional fees	29,036	—	29,036
Total medical premiums and professional fees	796,575	157,781	954,356
Medical expenses...	610,313	187,209	797,522
Medical care ratio (medical expenses/premiums and professional fees)....................	76.6 %	118.7 %	83.6 %

	Six Months Ended June 30, 2006		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
	(In thousands)		
Medical premiums	$ 703,434	$ 111,674	$ 815,108
Professional fees	25,797	—	25,797
Total medical premiums and professional fees	729,231	111,674	840,905
Medical expenses...	555,931	102,133	658,064
Medical care ratio (medical expenses/premiums and professional fees)....................	76.2 %	91.5 %	78.3 %

Operating Cash Flow

In this press release, the Company presented operating cash flow, adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS) for both 2007 and 2006. These are non-GAAP financial measures. The Company received seven months of payments from CMS in the first six months of 2007 and in the first six months of 2006. The July CMS payments were received at the end of June in both years. The Company believes that reflecting six months of CMS payments provides a more useful measure of cash provided by operations during the six-month period. The following is a reconciliation to the most directly comparable GAAP financial measure:

| | Six Months Ended June 30, | |
	2007	2006
	(In thousands)	
GAAP net cash provided by operating activities	$ 109,516	$ 140,097
Less: July CMS payments received in June	(97,712)	(80,616)
Cash flow from operations adjusted for the timing of payments from CMS	$ 11,804	$ 59,481

Days in Claims Payable

In this press release, the Company presented days in claims payable, excluding the effects of the PDP. This is a non-GAAP financial measure. The Company believes that reflecting the days in claims payable excluding the effects of the PDP provides a more comparable measure of its days in claims payable to its historical results. The following is a reconciliation to the most directly comparable GAAP financial measure:

| | Three Months Ended June 30, 2007 | | |
| | Non-GAAP Items | | GAAP |
	Other Medical	PDP	Reporting
		(In thousands)	
Medical claims payable	$ 163,470	$ 28,318	$ 191,788
Medical expenses	$ 301,363	$ 60,848	$ 362,211
Days in quarter	91	91	91
Medical expenses per day	$ 3,312	$ 669	$ 3,980
Days in claims payable	49	42	48

| | Three Months Ended June 30, 2006 | | |
| | Non-GAAP Items | | GAAP |
	Other Medical	PDP	Reporting
		(In thousands)	
Medical claims payable	$ 139,564	$ 8,400	$ 147,964
Medical expenses	$ 279,911	$ 41,634	$ 321,545
Days in quarter	91	91	91
Medical expenses per day	$ 3,076	$ 458	$ 3,533
Days in claims payable	45	18	42